Filed by James Hardie Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission File No: 333-286977

Date: May 20, 2025

The following is a transcript of a conference call that was conducted May 20, 2025, relating to James Hardie Industries plc’s results for the fourth quarter and fiscal year 2025, which ended March 31, 2025.

Corporate Speakers

•	Aaron Erter, Chief Executive Officer

•	Joe Ahlersmeyer, Vice President of Investor Relations

•	Rachel Wilson, Chief Financial Officer

Participants

•	Andrew Scott, Analyst, Morgan Stanley

•	Brook Campbell-Crawford, Analyst, Barrenjoey

•	Harry Saunders, Analyst, E&P

•	Keith Chau, Analyst, MST

•	Keith Hughes, Analyst, Truist

•	Matthew McKellar, Analyst, RBC Capital Markets

•	Shaurya Visen, Analyst, Bank of America

•	William Wilson , Analyst, UBS

Operator: Welcome to the James Hardie Fiscal Fourth Quarter 2025 Earnings Conference Call. After the prepared remarks by management, there will be an opportunity to ask questions. Please limit yourself to one question. If you have additional questions, please rejoin the queue.

I would now like to hand the call over to Joe Ahlersmeyer, Vice President of Investor Relations. Please go ahead.

Joe Ahlersrmeyer: Thank you, operator, and thank you to everyone for joining today’s call. Please note that during the course of prepared remarks and Q&A, management may refer to non-GAAP financial measures and make forward-looking statements. You can refer to several related cautionary and other notes on Slide 2 for more information.

Forward-looking statements made during today’s conference call and in the presentation materials speak only as of the date of this presentation. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on forward-looking statements.

Also, unless otherwise indicated, our materials and comments refer to figures in US dollars, and any comparisons made are to the corresponding period in the prior fiscal year.

Now, please turn to Slide 3, where you will find the agenda for today’s call. I am joined by Aaron Erter, Chief Executive Officer of James Hardie; and Rachel Wilson, our Chief Financial Officer. Aaron will begin our prepared remarks by reviewing our FY25 accomplishments, discussing our focus and outlook into FY26, and detailing our progress against key strategies in North America. Then, he will provide an overview of our core business opportunity and speak to the long-term outlook of our organic business before discussing our combination with The AZEK Company. Rachel will then review our financial results for the fourth quarter and discuss FY26 guidance before turning the call back over to Aaron to conclude prepared remarks. At that time, we will move to Q&A.

I’m now pleased to hand the call over to our Chief Executive Officer, Mr. Aaron Erter.

Aaron Erter: Thanks, Joe. Before I begin, I would like to thank our team around the world, whose dedication and hard work enables us to continually delight and win with our customers, doing so with an uncompromising commitment to safety. Together, we are living our Company’s purpose of building a better future for all and working towards accomplishing our mission to be the most respected and desired building products brand in the world.

I also want to welcome those new to our call, along with our long-standing participants. We look forward to sharing James Hardie’s compelling investment profile and detailing how we execute on creating significant value for all shareholders. Given the expanded participation on today’s call, our prepared remarks will be a bit longer than usual as I intend to review some of the key aspects of our competitive positioning that are critical for developing an understanding of James Hardie’s value proposition.

These include: The substantial runway of our material conversion opportunity against vinyl and wood; The unmatched resilience, and beauty of our innovative and differentiated product offerings; Our localized manufacturing unrivaled by any other sighting player and instrumental to the growth plans of our largest, fastest-growing customers; And of course, our purposeful strategies to create demand across the value chain, winning over homeowners, contractors and customers with our value proposition and fostering loyalty to the James Hardie brand.

So, with that, let’s begin on Slide 4. We delivered solid business and financial results in the fourth quarter, and our fiscal year 2025 performance reflects our commitment to invest to scale the organization and grow profitably, even in a more challenging market environment. We are executing on our growth strategy and are confident that our actions are driving outperformance in our markets and positioning us well to sustain this outperformance.

We are winning by partnering with our customers and contractors and delighting homeowners. This success propels our organization forward and fuels my optimism about the future of James Hardie. We have the strongest team in the industry and the right strategy to go after a material conversion opportunity. We are well-positioned to compete directly with substrates like vinyl and wood. Our products offer a highly compelling value proposition that spans our full customer value chain.

Our focus across the value chain involves demand creation and building brand awareness, developing innovative designs and aesthetics for homeowners, and working closely with our contractor, dealer, and distributor partners as we accelerate material conversion across our end-markets. We continued to invest strategically and grow despite the challenging demand environment and have delivered robust profitability while strengthening our position in the market. Consequently, we are well-positioned to accelerate outperformance when demand improves.

In late March, we announced that together with The AZEK Company, we are creating a leading growth platform in building products. Later on, I’ll share the strategic and financial reasons why this is the right combination at the right time.

Our full-year business results demonstrate the inherent strength of our unique value proposition and the underlying momentum in our strategy against a softer market environment. We delivered 2.95 billion standard feet of volume in North America within the range we guided to a year ago, despite softer end-market demand than we had originally anticipated. Our North America EBIT margin of 29.4% shows how we generate savings through the Hardie Operating System and quickly and decisively prioritize consistent high-return investments in organic growth and organizational scale. This result exceeded our initial commitment for profitability.

In a difficult North America market environment in FY25, we generated $2.9 billion in North America sales, along with $1 billion of EBITDA, resulting in a 35% EBITDA margin. And finally, we generated $644 million of adjusted net income, again driving performance that exceeded the commitments we made last May, thanks to purposeful execution by each of our business teams around the globe.

As we turn our focus towards continuing our material conversion mission, I reflect with pride on the resilience our teams have shown as our industry faces persistent headwinds. More recent broader macroeconomic uncertainty could further impact the cost of home construction and weigh on consumer sentiment, influencing demand. As a result, in North America, which represents approximately 3/4 of our total net sales, we are prudently planning for market volumes to contract in FY26, including a fourth consecutive year of declines in large ticket repair and remodel activity.

Despite near-term headwinds, the strength of our brand and the attractiveness of our value proposition to customers has and will enable James Hardie to structurally grow through expansions and contractions. We will continue to capitalize on these strengths as we navigate through the current backdrop, focusing on outperforming our end-markets to drive top and bottom-line in FY 26, consistent with our prior planning assumptions.

In Australia and New Zealand, which constitutes a low double-digit percentage of our total net sales, our strategy remains consistent and focused. We are leveraging innovation to accelerate material conversion against brick and masonry, and we are optimizing our network for future growth. While the Australian market similarly remains challenged due to affordability issues, we continue to grow our strong category share across our end-markets, and we will outperform in what we anticipate will be a relatively flat market environment in FY 26.

The APAC business has positioned itself well for a recovery in end-market demand, and we have great confidence that we will take full advantage when the opportunity comes. In Europe, which also contributes a low double-digit percentage of our total net sales, our markets remain challenged, and our expectation for a more gradual path to recovery for Germany, our largest European market, remains unchanged. However, we continue to focus on our core strategy of driving double-digit sales growth in high-value products, which we achieved in both the fourth quarter and throughout 2025. We have a solid plan to expand our margins in Europe, comprised of purposeful investment to drive operating leverage alongside sales growth and to generate cost savings by optimizing our production footprint and driving efficiencies.

Across our businesses, we remain committed to outperforming the markets in which we participate and have purposeful strategies that ensure we deliver on these commitments year in and year out. These plans are grounded in capturing the material conversion opportunity and driving value for our customer partners.

Now, please turn to Slide 5, where I will review our recent performance and accomplishments within our North America single-family exteriors business. We delivered upon our North America volume guidance this year despite challenges across our end-markets. During FY25, multi-family, which has been a low double-digit percentage of segment volumes the past two years, saw a significant market correction, but we outperformed despite our volumes falling over 20%, lapping record performance from FY24. Multi-family remains an attractive long-term segment for us beyond this near-term normalization in market activity.

Interiors, which is around 10% of segment volumes, declined as well, falling high single digits as the discretionary interior remodeling market remained soft. The vast majority of our North America business that is neither multi-family nor interiors is growing. This represents our siding, trim, and products across both repair and remodel, and single-family new construction. This growth reflects the encouraging results of our long-term purposeful strategic actions to grow our share with the national homebuilders and expand our presence in key repair and remodel geographies. Our growth in FY25 through market declines proves we are executing on our plan to win in these large material conversion opportunities.

This outperformance in single-family exteriors is attributable to strategies like leveraging innovative product solutions such as ColorPlus. Our ColorPlus offering remains strategically important across both single-family new construction and repair and remodel, and our focused efforts and investments enabled double-digit growth in FY25. For those new to James Hardie, our ColorPlus products come pre-finished using proprietary technology, offer a virtually limitless range of color options, and like all our products, they are engineered for climate. Simply put, there is no other product like this on the market.

The value proposition of ColorPlus enables contractors and homebuilders to create beautiful, distinguished homes with superior aesthetics, customization, and durability in addition to offering time and cost savings. Part of our strategy is winning against vinyl within repair and remodel by strengthening our presence in the Northeast and Midwest, two regions right for material conversion through the re-siding of aging homes with appreciated values that remain clad with other substrates. We are again leveraging our ColorPlus technology, highlighting fiber cement’s unique product attributes and harnessing our clear advantage over other hard siding products in the marketplace. In the Northeast and Midwest, we have grown ColorPlus volumes at high single-digit CAGR over the last five years compared to end markets that were flat-to-down.

Key to our success has been our ability to rapidly onboard new contractors to the ALLIANCE, our loyalty program that we will continue to grow and enhance over the coming years. Approximately 40% of new contractors added this year were introduced to the program by a customer sales representative, a clear proof point of how we have amplified our commercial efforts by leveraging our deep partnership with our customers, leading to not just hundreds, but thousands of feet on the street. Importantly, as we accelerate sales with siding and decking contractors to capture the vast opportunities that lie ahead. The size and strength of our sales force and the alignment with our customers’ sales teams underscores our supreme confidence in achieving our commercial synergy commitments. Nobody in the industry has a sales force like James Hardie.

Turning to new construction. We continue to achieve success in deepening our partnerships and supporting homebuilders’ growth objectives. Over the last year, in a clear demonstration of the appreciation for our innovative product solutions and unrivaled business support, we have announced multi-year national hard siding and trim exclusivity agreements with the following: Meritage Homes, M/I Homes, David Weekley Homes, Stanley Martin Homes, CastleRock Communities, Trumark Homes, CBH Homes, Davidson Homes, and McKinley Homes. Our customer drive, our innovation focus, and our broad product range continually deliver material conversion wins. Beyond our homebuilder exclusivity agreements, we have demonstrated success in accelerating our material conversion opportunity in new construction from vinyl to James Hardie fiber cement.

Let me share a few examples around how we are doing this. In many cases, we went on the absolute value proposition alone as homebuilders see that buyers are motivated by the resilient beauty of our products. In other cases, we are increasingly reducing overall switching costs by innovating through ColorPlus and around the installation process. In parts of the Midwest and specifically with our Statement Collection, we are piloting products that are quicker and easier to install and thus reduce the on-the-wall costs. The early results are highly encouraging and demonstrate the potential to unlock a large range of addressable homes at more affordable price points. By highlighting and enhancing the James Hardie value proposition, we’ve become increasingly successful at convincing large homebuilder partners to convert from vinyl to fiber cement.

Our builder partner, Van Metre Homes, who many of you saw at our Investor Day, recently dropped vinyl from their designs in favor of fiber cement, highlighting our ability to meet the desires of homebuyers across different price points and innovate to improve the install cost of our product.

Please turn to Slide 6. I’d like to take this opportunity to reiterate that we remain well-positioned to execute on the growth objectives we outlined at our Investor Day last June. They are to drive long-term profitable growth in our organic fiber cement business, and to take advantage of the significant material conversion opportunity in front of us. Within repair and remodel, long-term market fundamentals are highly supportive, with over 35 million homes aged 20 to 40 years, the prime age for replacing or improving exterior siding. 10 million vinyl homes alone have been built over the past 30 years. Or an easy way to think about the tremendous opportunity is, almost 80% of the homes in the United States today are not sided with fiber cement. And in new construction, the fiber cement category has grown structurally for decades, with further opportunity to expand in the decades to come. This is particularly true with large builders seeking to drive further value for the homeowner with aesthetics and durability of the product, differentiate increasingly standardized homes through customization of exterior visuals, and to achieve labor savings through innovative solutions such as our pre-finished ColorPlus technology.

We often talk about our path for value creation, and we see immense material conversion opportunity as the fuel for our growth engine. But to capture this opportunity requires the elements we have refined over the years, creating demand across the value chain by being the brand of choice, providing customers with innovative solutions, and supporting the growth of our partners through unrivaled business support and localized manufacturing.

I had the pleasure of visiting with hundreds of valued customers and business partners at the International Builders’ Show in late February, where we showcased many of our new and innovative product offerings. Our focus on innovation continues to resonate with our customers, and we believe our winning solutions will accelerate our material conversion efforts. New products like our TimberHue, Artisan Lap, and Statement Essentials products give contractors and homeowners additional innovative design solutions. We are also targeting material conversion wins against brick and stucco with products such as Hardie Architectural Panel, adding incremental runway on top of what has been our core focus in wood-look siding.

In North America, we remain steadfast in our commitment to driving double-digit revenue growth over the long term, which is built on low single-digit underlying market growth, approximately 4 points of outperformance versus our end-markets through time, and in an expectation to grow value faster than volumes by an additional mid-single digits. It also remains our expectation that organically, we will expand our North America EBITDA margin by 500 basis points, enabling us to triple our EBITDA. We have stated, this path will not be linear. However, we are highly confident we will achieve our objectives over the long term.

James Hardie fiber cement has achieved enviable success over just the three decades since introducing our products to the North American market. And we estimate that our products now clad more than 11 million homes. Our conviction in our long-term aspirations is rooted in the boundless opportunity ahead of us and our ability to capture it as we aim for 25 million homes by 2035. We’re proud to have been trusted by all who have chosen Hardie as the first impression for anyone who visits their home, but also as the first line of defense against the elements, moisture, pests, and fire to protect what matters most. And we will be unwavering in what we see as the driver of our past and future success in North America fiber cement, the value we provide to all participants across the value chain, homeowners, contractors, and customers.

Now, please turn to Slide 7, where I’ll talk about the next chapter of growth for James Hardie, built upon the strong foundation of the organic fiber cement business that I’ve just reaffirmed. In late March, we announced that together with The AZEK Company, we are creating a leading growth platform in building products. I’ll share the five key strategic and financial reasons why this is the right combination at the right time. Our stated criteria for investing in inorganic growth has been that any opportunity would need to accelerate our current strategy, increase our value proposition to our current customers, and be financially attractive over the long term. This opportunity clearly satisfies each of these three criteria.

At James Hardie, we are homeowner-focused, customer and contractor-driven. In essence, this means that the driving force of our business is delivering winning solutions across the customer value chain. With AZEK, we expand this successful approach into the highly attractive outdoor living category with a fast-growing, highly profitable business built on industry-leading teams, multi-year strategic investments, differentiated products, and best-in-class execution. Net-net, together, we will create a leading platform for growth.

Once combined, we will offer a comprehensive solution of leading exterior brands, which positions us to benefit from material conversion opportunities in the context of a total addressable market more than twice the size of ours today. The financial profile of the combined Company is best-in-class, with further enhancements to growth, profitability, and cash flow through the delivery of identified cost synergies and tangible commercial synergies with meaningful room for upside. In summary, this transaction will accelerate James Hardie’s strategy, increase value to our customers, and deliver significant long-term financial value creation. And with respect to timing, we expect to close the transaction in the coming months.

Turning to Slide 8, I would like to provide more color on our commercial synergy opportunity. Our largest opportunity lies at the contractor level. The importance of the contractor and our respective presence with these business partners cannot be understated. We believe the breadth and strong loyalty of our respective contractor bases will be crucial to our ability to accelerate material conversion with each other’s contractors across our collective product portfolio. Let me talk a little more about how this would work.

Consider a contractor that is already using one of our products in a particular category, say fiber cement siding, but a different substrate in another product category, like wood decking. We can run our tried and true material conversion playbook to accelerate growth with these contractors who have already been sold on the value proposition of fiber cement and will now be selling homeowners on the benefits of both James Hardie siding and TimberTech decking. We will also introduce our contractor partners to categories and products they may not have historically participated in, demonstrating the financial benefits that these can offer.

One of our key criteria for M&A was the ability to offer greater value proposition to our existing customers. We think our contractors who do one product with us but not the other will see the power of expanding the scope of their business in partnering with two of the leading brands in all of repair and remodel. In any scenario, we see this as an acceleration of our respective current strategies, underpinning our confidence in delivering substantial synergies through material conversion.

The feedback on this combination from our dealer customers has been consistently enthusiastic. Our core focus on bringing differentiated solutions to our business partners is resonating through the feedback we are hearing, reinforcing our confidence in the shared opportunity to accelerate growth through material conversion and increased penetration of our products in the market. We look to earn incremental shelf space at new and existing dealer locations.

With James Hardie in nearly five times as many dealer locations as AZEK today, there is meaningful runway to expand AZEK’s presence on the shelf, which would increase brand visibility and product availability to contractors nationwide, further supporting the incremental growth at the contractor level. We believe that dealers will recognize the attractiveness of a combined product offering, make decisions that align to the needs and wants of their most loyal contractor customers, and place value on the simplicity that SKU harmonization could offer, particularly in promoting products like PVC trim. Our dealer partners will also help facilitate synergy capture at the contractor level, acting to amplify the reach of our sales force and playing an important role in converting contractors to James Hardie, AZEK, and TimberTech. As a combined organization, we believe this cohesive relationship can be improved, allowing for more at bats with contractors.

Moving to the homebuilder, where we have been demonstrating the momentum of our strategy. With several major exclusivity wins over the course of the past year, James Hardie’s position with large homebuilders has never been stronger. AZEK has not had an on-purpose effort in this channel until only recently, illustrating the expansive opportunity that exists to introduce AZEK’s many exterior product categories into our partnerships. We continue to observe consolidation in our industry, notably with national retailers looking to expand their business with a pro-contractor. With our portfolio at closing, consisting of the leading brand in siding, the leading pro-contractor brand in decking, and the two leading brands in PVC trim, our valuable relationships with contractors position us as an important strategic partner that anyone seeking to grow with the pro.

We have an existing presence, and AZEK, too, has already found success in expanding its retail business. We see more opportunity as a combined organization to bring our value proposition into these important retailers. And in wholesale, we look forward to continuing to drive growth for our valued distribution partners, strengthening relationships forged over many years, and maintaining best-in-class business support through our localized manufacturing. In summary, we have line of sight into the commercial opportunities ahead and remain confident that we will capture at least $500 million of baseline revenue synergies with clear opportunities for incremental upside.

Turning to Slide 9, I would also like to reinforce the significant, clear, and credible cost synergy opportunity ahead for the combined Company. We’re underway with a rigorous integration and value capture planning process, which is supported by a dedicated integration management office and best-in-class advisors. We are prioritizing fast cost synergy delivery and quick wins, though we’ve chosen to take a prudent approach to the timing of our targeted synergy delivery.

We would expect cost synergy savings related to administrative functions to be executed more rapidly. This includes savings from eliminating duplicative back office functions, systems integrations, and consolidating some of our facilities. We’re also looking for quick delivery of savings from freight optimization and shared procurement of packaging and indirect items such as safety equipment and insurance.

Lastly, we see a smaller but still meaningful opportunity to capture synergies from improving alignment and driving continuous improvement in our R&D, commercial, and marketing operations, but are committed to preventing any disruption to our customers. We will act with care and do so over a longer time frame, as building upon our strength as a unified sales organization is key to the delivery of our commercial synergies. We have tremendous confidence in the integration execution given the similarities of both companies’ cultures, goals, and operating models, and expect to progress as planned towards our target for $125 million of cost synergies.

Turning the Slides 10, the financial profile of the combined Company is best-in-class with further enhancements to growth, profitability, and cash flow through the delivery of clear and credible cost synergies and tangible commercial synergies with meaningful room for upside. In addition to growth in operating cash flows from our strong organic runway and synergy opportunities, reductions in capital spending requirements should also drive an acceleration in our free cash flow. We have invested ahead of volume purposely in our North America business, considering our substantial runway for material conversion and confidence in our organic revenue opportunity.

Today, our existing footprint is sufficient to fully service anticipated demand, placing us collectively in a strong position over the next few years. The sustainability of our strong cash flows extends beyond purposeful investment. The combined business post-achievement of run rate synergies is expected to generate annual free cash flow of greater than $1 billion. We will use our strong cash flows to support organic growth to rapidly deleverage, and to fund capital return to shareholders.

Now, I’ll turn it over to Rachel to review our results in more detail and discuss our outlook. Rachel?

Rachel Wilson: Thank you, Aaron. Please turn to Slide 11. We again delivered solid results to close out FY25 performance while remaining focused on scaling the organization and investing to profitably grow our business. We achieved each of our FY25 guidance metrics despite a more challenging macro environment as compared to May of last year, when we initially provided this outlook.

In North America, our team delivered a solid fourth quarter, and we achieved our guidance points both in our second half and full year for volume and EBIT margin. Our mid-30%s EBITDA margin for the full year demonstrates diligence, cost control, and full delivery of HOS savings, which together help mitigate unfavorable volume leverage from softer end markets. Looking ahead, we will stay focused on the key strategies that have underpinned our financial performance, including aligning our spend to the market environment, investing ahead of recovery, and evolving our plans to accelerate our market outperformance.

In Asia Pacific and Europe, our teams continue to demonstrate a strong commitment to driving outperformance in challenging markets with results consistent with our expectations. In Asia Pacific, we are executing well on our strategies and winning by partnering with our customers to own the material conversion opportunity. Focusing on the ANZ markets, given the Philippines exit, Q4 net sales increased modestly in local currency as we offset a challenging market and outperformed peers. In Europe, we achieved record Q4 sales as our portfolio of high-value products is performing well. This top-line momentum, coupled with the current manufacturing facility rationalization, positions Europe for improved margin performance.

Across all three regions, our results and strategies demonstrate a commitment to delivering profitable growth. Our strong margin delivery continues to drive a robust cash generation, which enables us to execute on our capital allocation priorities. This includes investing to drive growth, reducing leverage post the close of the AZEK merger, and returning capital to shareholders within our deleveraging commitment.

Lastly, our pre-close planning efforts are well underway to facilitate a successful integration of The AZEK Company. This includes planning for clear and credible cost synergies, such as organizational alignment and tangible commercial synergies, as Aaron has noted.

Please turn to Slide 12 for the financial highlights of our fiscal fourth quarter. Total net sales were 3% below last year’s record fourth quarter, but consistent with our expectations at $972 million globally. We delivered $269 million of adjusted EBITDA in the quarter with an adjusted EBITDA margin of 27.6%. Total adjusted EBITDA declined 4%, and our margins decreased by 30 basis points. Our full year adjusted EBITDA margin was down 80 basis points, modestly below our record results in the prior year, demonstrating our ability to manage the uncontrollable impacts of market volumes and raw material headwinds, utilizing key levers like Hardie Operating System savings and focused cost control actions. Adjusted net income in a quarter was $156 million, and adjusted diluted EPS was $0.36 per share.

Let’s move to Slide 13, where I will comment on the year-over-year drivers that led to our fourth quarter consolidated adjusted EBITDA of $269 million. North America drove a $20 million decrease in total adjusted EBITDA as volumes declined due to ongoing demand challenges in our end markets. Our decision to remain staffed at our plants while investing in scale and future growth are important actions to capture the opportunity as our markets recover. Additionally, we faced raw material headwinds, particularly in cement and pulp, which further weighed our margins.

Within Asia-Pacific, Australia and New Zealand delivered high single-digit profit growth, but overall adjusted EBITDA declined by $2 million, owing primarily to the closure of the Philippines. Europe increased by $1 million as strong growth from volume and price were partially offset by higher energy and raw material costs, as well as higher employee costs related to increased headcount for a high-value product sales force. And finally, R&D and adjusted corporate costs were down $9 million year-over-year, primarily driven by lower stock-based compensation expense.

Turning to Slide 14, North American net sales declined 2% year-over-year in the quarter, primarily driven by a 3% decline in volume and partially mitigated by a 1% increase in average net sales price, or ASP. From a year-over-year standpoint, the 3% decrease in volumes was comprised of a low single-digit decrease in our exterior products and a low double-digit decline in our interior products. In aggregate, we shipped 741 million standard feet in North America in the quarter, helping deliver on our second half and full-year guidance.

Consistent with the sequential commentary we provided on our last call, volumes were roughly flat in the fourth quarter compared to the third, with volumes of our exterior products up slightly and volumes of our interior products down mid-single digits. ASP rose 1% year-over-year, primarily related to the realization of our annual price increase, which became effective in January of 2025. EBIT margin was 28.2%, down 350 basis points year-over-year, including an approximately 150 basis point headwind from depreciation and amortization expense. The increase in depreciation in the fourth quarter reflects Prattville’s Sheet Machine Number 3, which went into service at the end of the second quarter.

North America EBITDA was $248 million, with EBITDA margin of 34.4%, down 190 basis points year-over-year. Lower volumes and unfavorable cost absorption were the primary drivers of this decrease. The year-over-year headwind from higher raw material costs continued in the fourth quarter, principally driven by low double-digit inflation, collectively for pulp and cement. We continued to control the controllable with favorable ASP, HOS savings, and our focused clutch actions, continuing to provide meaningful offsets to raw material headwinds. Our efforts to align spend to the current environment have helped to bolster our strong margins, even as we prioritize investments across the value chain in anticipation of our market’s recovery.

Turning to Slide 15, regarding our performance in Asia Pacific. During the fourth quarter, Asia Pacific total segment net sales declined 17% in US dollars and decreased 13% in Australian dollars, primarily due to a 31% decrease in volumes, partially offset by a 25% rise in ASP. Asia Pacific total segment adjusted EBIT margin was 30.5%. Adjusted EBITDA declined 5% to $41 million, and adjusted EBITDA margin increased 410 basis points to 34.5%. The decline in net sales and volume and the increase in ASP and margins relate to the contribution from the Philippines in the prior year, but not in the current year.

As a reminder, last August, we announced that we would cease manufacturing and wind down commercial operations in the Philippines, but we continued to sell product from inventory throughout the second quarter, after which, contribution was de minimis. As a result, our segment financial results for the fourth quarter of fiscal year 2025 represent sales and profits related only to our Australian and New Zealand operations, whereas the fourth quarter of fiscal 2024 included a full quarter of results from our Philippines operations. This comparability impact will continue into the first half of fiscal year 2026.

Regarding the comparable underlying performance of our remaining business, during the fourth quarter, Australia and New Zealand together saw a low single-digit decrease in volume and a low single-digit increase in ASP, leading to a slight increase in net sales. EBITDA grew and EBITDA margin expanded as HOS savings and price helped offset lower volumes.

Turning to Slide 16, Europe net sales increased to a quarterly record of $135 million, up 5% in US dollars and 8% in euros. Regarding our local currency sales performance in the quarter, fiber gypsum products were up high single-digits, and fiber cement products were up mid-teens. Volumes grew 7%, benefiting from strong performance across the portfolio, including double-digit volume growth from high-value products. ASP increased 7%, primarily driven by our June 2024 and January 2025 price increases. EBIT margin was 9.9%, inclusive of $9 million of depreciation and amortization expense. EBITDA was $22 million and EBITDA margin was 16.2%, down 50 basis points, with the benefit of top-line strength offset by higher raw material and energy costs, as well as investment in our sales force to support high-value product growth.

Now, please turn to Slide 17, where I will discuss guidance. Please note, these targets reflect only the organic James Hardie business. For FY26, we are assuming macro headwinds continue, including more recent economic uncertainty that could further impact the cost of home construction, as well as weigh on consumer sentiment, as both factors ultimately influence demand. We are committed to driving profitable growth and are reaffirming our previously stated business planning assumptions for organic sales and EBITDA growth in every region.

Furthermore, we remain aligned as an organization around delivering strong cash flows, not only to fund growth investments, but also to ensure a strong balance sheet and enable return of capital to shareholders within our deleveraging targets. We expect to grow our free cash flow by over 30% to at least $0.5 billion in FY26 by virtue of our profitable growth, stewardship of working capital, and reduction in our capital expenditures.

In North America, we are prudently assuming a mid-single-digit decline in our market volume. However, we believe the strength of our brand and the attractiveness of our value proposition will continue to support volumes above market, and combined with our favorable ASP, we expect to deliver low single-digit net sales growth in our North American segment in FY26, benefiting in part from continued double-digit volume growth in single-family ColorPlus. We remain steadfast in our approach to controlling the controllables and expect to deliver incremental HOS savings to protect our strong margin profile despite high single-digit raw material inflation. Coupled with our top-line growth, we continue to expect HOS savings to largely mitigate the impact of inflation, resulting in relatively stable EBITDA margins year-over-year at approximately 35%.

With respect to tariffs, we are well-positioned with localized manufacturing to weather all potential outcomes. We procure approximately 80% of our raw materials from within 150 miles and ship approximately two-thirds of what we sell in North America to customers within 500 miles. Consistent with our prior planning assumptions, we continue to expect growth in net sales and EBITDA both within Australia and New Zealand, as well as for our Europe segment. On a consolidated basis, we expect adjusted EBITDA to grow by approximately low single-digit.

Lastly, we expect free cash flow of at least $500 million in FY26, up over 30% versus FY25, due to solid operating cash flow generation, diligent working capital management, and reduction in our capital expenditures, altogether highlighting our ability to execute on our capital allocation priorities.

Now moving to Slide 18, I would like to review our free cash flow expectation for FY26. Considering our substantial runway for material conversion and confidence in our organic revenue opportunity, we’ve invested purposefully in our North American manufacturing footprint. Now, with Prattville’s Sheet Machine 3 and Westfield ColorPlus facility in service and Prattville’s Sheet Machine 4 completed and awaiting commissioning, we have sufficient capacity in place to service our market opportunity. To that point, our average North American effective capacity utilization in FY25 was 79%, which only includes a partial year contribution from Prattville’s Sheet Machine 3 and does not incorporate the capacity offered by Prattville’s Sheet Machine 4.

Investments in capacity expansion projects will decline for the next few years as our recent major projects have reached completion. In FY26, we expect total capital expenditures to decline by nearly $100 million year-over-year to approximately $325 million, which significantly drives our expected free cash flow increase. Looking further ahead, we expect to maintain a disciplined approach to capital expenditures with our North American fiber cement segment, investing 6% to 7% of sales in CapEx over the long term. As we maintain this capital spending discipline and execute on our growth plans, we expect to generate substantial free cash flow and diligently allocate capital to create value for all shareholders.

Now, I’ll turn it back to Aaron to conclude our prepared remarks.

Aaron Erter: Thanks, Rachel. Wrapping up on Slide 19, our ability to expand the reach of our products by capitalizing on both underlying market growth and our material conversion opportunity and to gain share through our superior value proposition has not only supported our historic peer- leading growth, but also underlies our expectation for continued long-term outperformance. We are a profitable growth Company aligned as an organization around our purpose of building a better future for all. James Hardie’s value proposition as a growth Company is highly compelling, with three primary pillars for shareholder value creation.

First, we have the right strategy, one where our success perpetuates driving even greater success.

Second, we have the best team in the industry, dedicated and focused on bringing our customer partners solutions that enable them to win.

And third, our financial profile is attractive and will only continue to improve as we diligently allocate capital and work towards executing our strategy.

We believe our combination with AZEK will further accelerate our sales growth by an incremental 2.5 percentage points on top of our double-digit trajectory due to AZEK’s faster growth profile and delivery of $500 million of run-rate commercial synergies over the next five years. We also expect that the transaction will be accretive to our organic margin expansion target of 500-plus basis points, driven both by AZEK’s own organic margin improvement potential and by the $125 million of run-rate cost synergies that we expect to achieve over the next three years. Our combined business will be an engine of tremendous cash flow generation, and once run-rate cost synergies are achieved, we expect to generate robust annual free cash flow of greater than $1 billion.

And finally, I’m excited to bring together the two leading teams in the industry that will be dedicated and focused on bringing differentiated solutions to our customers to help them win each and every day. Our team is poised to execute on FY26. We look forward to welcoming the AZEK team into James Hardie in becoming the leading solutions provider in the building products industry.

With that, operator, please open the line for questions.

Operator: Thank you. (Operator Instructions) Your first question comes from Harry Saunders with E&P. Please go ahead.

Harry Saunders: Good morning, Rachel and Aaron. Thanks for taking my question. Just wondering if you could spit out your internal view of North American R&R and new single-family and markets in FY26 and maybe your approximate sort of above-market growth expectations or PDG within that guidance, please?

Aaron Erter: Yes. Harry, thanks for the question, and good to hear from you. Look, as you know, when you look at the history of our Company, what we’ve been able to do is outperform no matter what the markets are. We’ve been proud of doing that, and we’ll continue to do that. As we look at some of the external forecasts out there from an R&R perspective, you see anything from down in single digits to high single digits. And again, we expect to outperform those markets which we participate in. I think even more recently, you saw one of the large home improvement retailers as early as today talk about some of the softness in large R&R, and that speaks to the uncertainty that we’re seeing in the marketplace. I think what’s important is if you look at our guidance, we can tolerate that type of depression in the market because we will outperform.

Operator: Your next question comes from Matthew McKellar with RBC Capital Markets. Please go ahead.

Matthew McKellar: Hi, thanks for taking my question. Just a high-level one. Regarding AZEK and your top priorities around integration, what do you need to get right in the first, call it, six to 12 months as a combined Company to really set yourselves up to be able to achieve the commercial synergies in particular you’re targeting over the first few years? Thanks.

Aaron Erter: Yes. Hey, Matthew, great question. Look, I think more than anything, and having done this before, the most important thing you have to get right starts with people. And that means putting people in the right positions and also making sure that you retain people and then be able to clearly lay out the priorities for them. So, it all starts with people, and I’m really excited because if I look at the James Hardie team, the AZEK team that I’ve had a chance to have some exposure to, we truly do have the best teams in the industry.

Operator: The next question comes from Shaurya Visen with Bank of America. Please go ahead.

Shaurya Visen: Morning, Aaron. Morning, Rachel. Thanks for taking my question. Aaron, I had a question, it’s something you alluded to earlier in your comments. So, could you give us some more color on the recent agreements that you’ve signed? I’m looking at more the last one month, and I’m thinking more like Daiwa, CBH, McKinley, Davidson. What is the nature or duration or scope of these agreements?

And perhaps a related question is, as you talk to your potential and existing customers, do you get a sense that you are incrementally getting more traction as AZEK’s products, I’m thinking more like trim, decking, are complementary to yours, and directionally looking at next six to 12 months. Thanks. Aaron.

Aaron Erter: Yes, sure. I thank you for the question. Look, I think just in summary here, we’ve been talking about our focus in putting resources around large home builders for some time. You can see that that strategy is paying off as some of the recent wins. We talked about really having to focus on the top 200. So, that’s what you’re seeing come to fruition here over the last couple of years. And it’s — we put an exclamation point on it with some of these newer agreements. I would say they’re different. You know, each one of them is different. So, I won’t go through each one of them, but most of them are multi-year and they include hard siding and trim as well. So, you are seeing us partner more and more with these large home builders, and as we think forward and the opportunities, not only for our core business, but as we align with AZEK, there’s gonna be a tremendous opportunity moving forward.

And the next question comes from Keith Chau with MST. Please go ahead.

Keith Chau: Hi, Aaron. Hi, Rachel. Thanks for taking my question. Aaron, I just want to talk about the channel at the moment. Quite clearly, the end-market demand is soft. This spring selling season didn’t transpire as expected. So, just wondering if you can give us a sense of what you’re seeing in the channel, how you’re feeling about channel inventory levels, and whether there is risk of de-stocking, just going back to the experience in 2022. So, just seeing if you’re seeing anything like that at the moment or whether you’re happy with channel inventories at the moment. Thank you.

Aaron Erter: Yes, hey, Keith, I’m having a hard time understanding. I think I got, what are we seeing out there in the channels, and maybe what the inventory levels are? Did I get that correct?

Keith Chau: Yes, that’s correct. Thank you.

Aaron Erter: Yes. So, look, I think as we look at the channel and it’s different for different customers, of course, but in general, I would say that we are seeing normal stock levels out there just as a general statement. If we think about from a repair and remodel standpoint— and look, one of the things that is always one of my favorite things to say is one of my favorite things to do is be able to be out with our customers. So, I was able to be with hundreds of them at IBS. I was able to be with many of them at our James Hardie events, whether that be at our Contractor Summit, our James Hardie Invitational, and more recently, just being out in the field with our contractors. So, from a large home builder standpoint, I think you’re seeing some of the press out there with different blips on the radar, but I think we’re going to see a challenge from a large home builder standpoint as we look at single-family new construction.

If we look at R&R, it continually is soft out there, and that’s some of the comments that we talked about as we started this call, but as I said before, Keith, look, with that said, there’s still a lot of share out there for us to be able to go out and get after, and I do believe we have the strongest value proposition. We’re partnering with our dealer partners. We’re partnering with our contractors. We’re partnering with our large builders as we bring in differentiated solutions, and no matter what the environment, we’re going to go out and win.

Operator: Your next question comes from Keith Hughes with Truist. Please go ahead.

Keith Hughes: Thank you. On the mid-single-digit decline in volume in North America on the guide, could you talk about what influence the interior products and multi-families are going to have on that number?

Aaron Erter: Yes, Keith, so, if I look at the mid-single-digit decline, we talked about R&R being down mid-single-digits to high-single-digits. Single-family new construction, we’re looking at it being flat, but it could be down, particularly some of the things that you’re hearing more and more from some of the large home builders, the challenges they’re having. And then multi-family, we would say it’s down — going to be down, but not as much as FY25. Because we did see it’s significantly down, Keith, and that’s what we cited in our call. If we look at our single-family, call it, exteriors business, we saw good traction and solid growth there. Really, what was the retractor was the multi-family and also our interiors business.

Operator: Your next question comes from Will Wilson with UBS. Please go ahead.

William Wilson: Hi, Aaron and Rachel, evening. Just want to get a feel for how things have progressed this quarter in the US, how the things kind of slowed down significantly March through to April, but have started to pick up since. Is that what you’re hearing on the grounds?

Aaron Erter: You want to take this one, Rachel?

Rachel Wilson: Sure. I think what we are saying is that we’re being a little bit more conservative in the uncertainty in the markets right now. We are seeing performance in the months to date as we would expect, but, look, we’re going to be a little cautious out there, and our guidance is reflective of that, but, again, we are performing very much to our plan.

Operator: Your next question comes from Brook Campbell-Crawford with Barrenjoey. Please go ahead.

Brook Campbell-Crawford: Good evening, Aaron and Rachel. Thanks for taking my question. Just had one on market share. The annual report notes that share gains in North America in FY25 were positive, but below target levels, which seems a little bit at odds with all the positivity you’ve talked about in the prepared remarks around share gains and wins, so just, if you don’t mind spending a minute or two just talking about perhaps what led to that shortfall in share gains in ‘25 and what you’re going to do effectively to help change that going forward. Thanks.

Aaron Erter: Yes. Hey, Brook, just really simply, and I think we mentioned this before, our single-family exteriors business, right, which is the the bulk of our business, grew in what was a down market, so we are outperforming, and I think Keith just asked a question, and I gave a little bit of clarity there. Where we did see some slippage was in multi-family, which that whole category was down dramatically, and then if you look at our interiors business, it was down, call it, high single digits as well, and the interior business really correlates to large interior remodeling projects.

Yes. Go ahead, Brook.

Rachel Wilson: I think it’s also important to add, as Aaron was talking, I think it was some of those wins that you’ve been experiencing and what are you expecting, and I think what we should talk about is, we do expect strategic acceleration, and that’s reflective of that progress we’re making with new construction where we’ve announced those wins, but those volumes ramp up throughout the year. We’ve had momentum that we are building with our contractor in R&R, and that’s the result of some of that ColorPlus, which demonstrates the progress even in softer markets, and we’ve had contribution from new product releases like TimberHue, again, as Aaron talked about, and we expect those to build throughout the year. We’ve had innovations to improve on-the-wall costs, as Aaron discussed, yielding encouraging early results, so I think those are some of those strategic initiatives as we look ahead and think about volumes for next year.

Operator: Thank you. Your last question today is from Andrew Scott with Morgan Stanley. Please go ahead.

Andrew Scott: Thank you. Aaron, I was a little surprised just by the 1% ASP in North America. It seems relatively low realization versus the increase. I think you told us that you’d gone out with a mid-single-digit price increase, so can you just talk about what’s driving that? Are we seeing more discounting or increased use of rebates, or is it just--is there something in mix? And then, if we extend it forward, do you expect better realization as the year progresses? Because mid-single-digit down, plus a bit of PDG, seems you’re definitely going to need better price realization to get to the mid — to the low single-digit growth for the full year.

Aaron Erter: Yes, hey, Andrew, thanks for the question. Look, we’re continually bringing value to our customers. We’re creating value in the marketplace. I think long and short of it, we’re not a commodity. And if you can look at our history, we’ve been able to consistently go out there and get value in the marketplace because of the proposition that we bring to our customers. Look, we put in — in January, we were put through our annual price increase, and we’re recognizing our underlying ASP gains as we anticipated.

I think the thing that you’re seeing there is what we were just talking about, is some of this headwind as it relates to multi-family. If you would take out the multifamily just in our fourth quarter, I mean, that accounted for a headwind of almost 1.5 points. So, we did see some of the negative headwinds from multi-family, and it was reflected in our pricing as well. But look, as we move forward, and I think you’ve heard me say this since I’ve been sitting in this chair, is, we’re going to move forward and continually have positive ASP.

All right. (multiple speakers) Operator and everyone on the line, thank you. Again, I want to thank all of the team around the world who work safely to really bring our customers the solutions they need to help them drive their business and furthering our purpose of building a better future for all. Thank you, everyone, for the time.

Operator: Thank you. That does conclude our conference for today. Thank you for participating. You may now disconnect.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the

Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants’ direct or indirect interests, by security holdings or otherwise. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 20, 2025; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.